Exhibit 16.1

July 6, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for eCollege.com (the Company) and, under the date of March 31, 2005, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2004 and 2003. On June 29, 2005, we notified the Company that we are declining to stand for re-election as the Company’s independent registered public accounting firm, and that the auditor-client relationship with KPMG LLP will cease upon completion of the review of the Company’s interim financial statements as of June 30, 2005 and for the three- and six- month periods then ended and the filing by the Company of its Form 10-Q for the period ended June 30, 2005 with the Securities and Exchange Commission. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated July 6, 2005, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP